UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Grand Canyon Education, Inc.
(Name of Issuer)
Common Stock, $0.01 per value
(Title of Class of Securities)
38526M 106
(CUSIP Number)
Christopher C. Richardson
3300 West Camelback Road
Phoenix, Arizona 85017
602-639-7500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 19, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS Brent D. Richardson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,516,243 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,503,171 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,516,243 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Based on 45,485,765 shares of Grand Canyon Education, Inc. common stock outstanding as of April 23, 2009.

1

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS Christopher C. Richardson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,516,243 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,504,036 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,516,243 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Based on 45,485,765 shares of Grand Canyon Education, Inc. common stock outstanding as of April 23, 2009.

2

EXPLANATORY NOTE
In connection with the initial public offering (the “Offering”) of shares of common stock (the “Shares”) of Grand Canyon Education, Inc. (“Grand Canyon”), certain of Grand Canyon’s stockholders entered into a proxy and voting agreement (the “Voting Agreement”) that became effective on November 25, 2008, the closing of the Offering, pursuant to which such persons granted to Brent D. Richardson, Grand Canyon’s Executive Chairman and a director, and Christopher C. Richardson, Grand Canyon’s General Counsel and director, a five-year irrevocable proxy to exercise voting authority with respect to all Shares held by such persons, for so long as such Shares are held by such persons (the “Proxy”). Under the terms of the Voting Agreement, however, if any person party to the Voting Agreement sells such Shares, the Proxy is no longer effective as to the transferred Shares.
Rich Crow Enterprises, LLC (“Rich Crow”) and Master’s Online, LLC (“MOL”) held Shares of Grand Canyon and were parties to the Voting Agreement. At the time of the effectiveness of the Voting Agreement, Brent D. Richardson and Christopher C. Richardson, among others, were members of Rich Crow and MOL, with Brent D. Richardson being the beneficial owner of a 32% interest in Rich Crow and the beneficial owner of a 33.3% interest in MOL, and Christopher C. Richardson being the beneficial owner of a 32% interest in Rich Crow and the beneficial owner of a 33.4% interest in MOL. Excluding Shares that may be beneficially owned by Brent D. Richardson and Christopher C. Richardson as a result of the Proxy, beneficial ownership for Brent D. Richardson and Christopher C. Richardson, as previously reported, represented Shares attributable to, and beneficially owned by, each in their respective capacities as members of Rich Crow and MOL.
On May 19, 2009, Rich Crow and MOL distributed the Shares of Grand Canyon owned by them to their respective members, including Brent D. Richardson and Christopher C. Richardson, and Brent D. Richardson and Christopher C. Richardson subsequently transferred the Shares that were distributed to them to their respective family limited liability companies (the “Family LLCs”), with each being a manager and member (along with his spouse and, in the case of Christopher C. Richardson, a trust for the benefit of his children) of his respective Family LLC. In connection with these distributions, each Family LLC signed a joinder to the Voting Agreement, and the Shares held in each Family LLC are subject to the Proxy in favor of Brent D. Richardson and Christopher C. Richardson.
This Amendment No. 1 to Schedule 13D (the “Amended Schedule 13D”) is being filed as a result of the above-described distributions, and reflects the fact that the Shares reported in this Amended Schedule 13D are subject to the Proxy, but that each of Brent D. Richardson and Christopher C. Richardson, as managers and members of their respective Family LLCs, share, subject to applicable law, the ability to dispose of the Shares held by his Family LLC free of the restrictions imposed by the Voting Agreement and the Proxy.
This Amended Schedule 13D amends the original Schedule 13D filed on December 5, 2008 (the “Original Schedule 13D”), and Items 2, 5, and 7 of the Original Schedule 13D are amended and supplemented as set forth below.
Item 2. Identity and Background.
This Amended Schedule 13D is being filed by Brent D. Richardson and Christopher C. Richardson (collectively, the “Reporting Persons”).
Brent D. Richardson, who is the Executive Chairman of the Issuer, and Christopher C. Richardson, who is the General Counsel of the Issuer, are both directors of the Issuer. Brent D. Richardson and Christopher C. Richardson are also U.S. citizens and their principal business address is 3300 West Camelback Road, Phoenix, Arizona 85017.
During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or it was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.
(a, b) Brent D. Richardson. As a result of and subject to the terms of the Voting Agreement and the Proxy, as of the date of the Original Schedule 13D, Brent D. Richardson may be deemed to be the beneficial owner of 19,516,243 Shares, constituting approximately 43.0% of the Shares outstanding of the Issuer, based upon 45,415,838 Shares outstanding as of December 4, 2008. At that time, beneficial ownership for Brent D. Richardson consisted of:
(i)	10,047,485 Shares held by Rich Crow, of which Brent D. Richardson has a 32% interest;

(ii)	864,793 Shares held by MOL, of which Brent D. Richardson has a 33.3% interest;

(iii)	2,971,144 Shares held by Significant Ventures, LLC;

(iv)	198,456 Shares held by 220 GCU, L.P.;

(v)	1,391,742 Shares held by 220 Education, L.P.;

(vi)	1,113,411 Shares held by 220 SigEd, L.P.;

(vii)	2,597,938 Shares held by SV One, L.P.;

(viii)	278,350 Shares held by the Carey Family Trust; and

(ix)	52,924 Shares held by Lavaca SigEd, L.P.
In the Original Schedule 13D, Brent D. Richardson disclaimed beneficial ownership of the Shares held by Significant Ventures, LLC, 220 GCU, L.P., 220 Education, L.P., 220 SigEd, L.P., SV One, L.P., the Carey Family Trust, and Lavaca SigEd, L.P. (the “Other Parties”), except to the extent of his voting interest in such Shares as a result of the Proxy, and disclaimed beneficial ownership of 6,832,290 Shares held by Rich Crow that were beneficially owned by other members of Rich Crow and 576,817 Shares held by MOL that were beneficially owned by other members of MOL. Brent D. Richardson continues to disclaim beneficial ownership of the Shares held by the Other Parties, except to the extent of his voting interest in such Shares as a result of the Proxy.
As a result of the distribution by Rich Crow and MOL described above, Brent D. Richardson continues to have the sole power to vote or direct the vote of 0 Shares; the shared power to vote or direct the vote of 19,516,243 Shares; the sole power to dispose or direct the disposition of 0 Shares; and the shared power to dispose or direct the disposition of 3,503,171 Shares.
As of and following May 19, 2009, the Voting Agreement contemplates that the parties subject thereto may sell their Shares in open-market or other transactions. Upon any such sale of a Share, such Share would no longer be covered by the Voting Agreement or subject to the Proxy. Accordingly, it is contemplated that the number of Shares as to which Brent D. Richardson has the shared power to vote or direct the vote of will decrease over time as Shares held by other parties to the Voting Agreement are sold over time.
(a, b) Christopher C. Richardson. As a result of and subject to the terms of the Voting Agreement and the Proxy, as of the date of the Original Schedule 13D, Christopher C. Richardson may be deemed to be the beneficial owner of 19,516,243 Shares, constituting approximately 43.0% of the Shares outstanding of the Issuer, based upon 45,415,838 Shares outstanding as of December 4, 2008. At that time, beneficial ownership for Christopher C. Richardson consisted of:
(i)	10,047,485 Shares held by Rich Crow, of which Christopher C. Richardson has a 32% interest;

(ii)	864,793 Shares held by MOL, of which Christopher C. Richardson has a 33.4% interest;

(iii)	2,971,144 Shares held by Significant Ventures, LLC;

(iv)	198,456 Shares held by 220 GCU, L.P.;

(v)	1,391,742 Shares held by 220 Education, L.P.;

(vi)	1,113,411 Shares held by 220 SigEd, L.P.;

(vii)	2,597,938 Shares held by SV One, L.P.;

(viii)	278,350 Shares held by the Carey Family Trust; and

(ix)	52,924 Shares held by Lavaca SigEd, L.P.
In the Original Schedule 13D, Christopher C. Richardson disclaimed beneficial ownership of the Shares held by the Other Parties, except to the extent of his voting interest in such Shares as a result of the Proxy, and disclaimed beneficial ownership of 6,832,290 Shares held by Rich Crow that were beneficially owned by other members of Rich Crow and 575,952 Shares held by MOL that were beneficially owned by other members of MOL. Christopher C. Richardson continues to disclaim beneficial ownership of the Shares held by the Other Parties, except to the extent of his voting interest in such Shares as a result of the Proxy.
As a result of the distribution by Rich Crow and MOL described above, Christopher C. Richardson continues to have the sole power to vote or direct the vote of 0 Shares; the shared power to vote or direct the vote of 19,516,243 Shares; the sole power to dispose or direct the disposition of 0 Shares; and the shared power to dispose or direct the disposition of 3,504,036 Shares.
As of and following May 19, 2009, the Voting Agreement contemplates that the parties subject thereto may sell their Shares in open-market or other transactions. Upon any such sale of a Share, such Share would no longer be covered by the Voting Agreement or subject to the Proxy. Accordingly, it is contemplated that the number of Shares as to which Christopher C. Richardson has the shared power to vote or direct the vote of will decrease over time as Shares held by other parties to the Voting Agreement are sold over time.
Item 7. Material to be Filed as Exhibits.
Exhibit 1. Amended and Restated Joint Filing Agreement.
Exhibit 2. Voting Agreement (incorporated by reference to Exhibit 2 of the Original Schedule 13D).
Exhibit 3. Investor Rights Agreement (incorporated by reference to Exhibit 3 of the Original Schedule 13D).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 9, 2009

By:	/s/ Brent D. Richardson
	Name:	Brent D. Richardson

By:	/s/ Christopher C. Richardson
	Name:	Christopher C. Richardson

Exhibit Index
Exhibit 1. Amended and Restated Joint Filing Agreement.